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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         Latin America Equity Fund, Inc
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    51827Q106
                                    ---------
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 2006
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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                               (Page 1 of 6 Pages)
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CUSIP NO. 51827Q106                    13D                           PAGE 2 of 6
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,412,440
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,412,440
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,412,440
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.34%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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                               (Page 2 of 6 Pages)
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CUSIP NO. 51827Q106                    13D                           PAGE 3 of 6
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,412,440
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,412,440
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,412,440
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.34%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
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                               (Page 3 of 6 Pages)
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CUSIP NO. 51827Q106                    13D                           PAGE 4 of 6
===================                                                  ===========

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on May 31, 2006 (the "Original Schedule 13D") by City of London Investment Group PLC ("City of London") and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares"), of Latin America Equity Fund, Inc. (the "Fund"). This Amendment No. 1 amends Item 5 of the Original Schedule 13D. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

          (a) and (b). As of the date hereof, EWF, GEM, IEM, FREE, GFM I and the segregated client accounts owned directly 12,000, 6,322,240, 109,942, 152,399, 62,024and 1,267,116 Shares, respectively, representing approximately 0.19%, 1.87 %, 1.74%, 2.41%, .98%and 15.15%, respectively, of the Shares outstanding.

          As of the date hereof, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to 0 Shares owned directly by the City of London Funds, representing 22.34% of the Shares outstanding.

          As of the date hereof, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to 1,412,440 Shares owned directly by the City of London Funds, representing approximately 22.34% of the Shares outstanding.

          (c). Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, since the filing of the Schedule 13D.

                              (Page 4 of 6 Pages)
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CUSIP NO. 51827Q106                    13D                           PAGE 5 of 6
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--------------------------------------------------------------------------------
                     TRADE      TRANSATION          NUMBER OF            TRADE
  FUND               DATE          TYPE              SHARES              PRICE
--------------------------------------------------------------------------------
Accounts            6/1/2006     Purchase           8,000.00            34.9825
--------------------------------------------------------------------------------
FREE                6/2/2006     Purchase          13,700.00            35.6373
--------------------------------------------------------------------------------
Accounts            6/2/2006     Purchase          13,700.00            35.6373
--------------------------------------------------------------------------------
GEM                 6/5/2006     Purchase           5,000.00            35.5632
--------------------------------------------------------------------------------
Accounts            6/5/2006     Purchase           5,000.00            35.5632
--------------------------------------------------------------------------------
GEM                 6/6/2006     Purchase           1,800.00              33.94
--------------------------------------------------------------------------------
IEM                 6/7/2006     Purchase           6,300.00            34.1843
--------------------------------------------------------------------------------
FOCUS               6/8/2006     Purchase           1,307.00            32.7982
--------------------------------------------------------------------------------
FREE                6/8/2006     Purchase           8,494.00            32.7982
--------------------------------------------------------------------------------
Accounts            6/9/2006     Purchase           9,799.00            32.7982
--------------------------------------------------------------------------------
GEM                 6/9/2006     Purchase           2,100.00            33.4038
--------------------------------------------------------------------------------
Accounts           6/10/2006     Purchase             300.00            33.4038
--------------------------------------------------------------------------------
FOCUS              6/12/2006     Purchase             219.00            31.9489
--------------------------------------------------------------------------------
FREE               6/12/2006     Purchase           1,605.00            31.9489
--------------------------------------------------------------------------------
GEM                6/12/2006     Purchase           2,187.00            31.9489
--------------------------------------------------------------------------------
GFM I              6/12/2006     Purchase           1,824.00            31.9489
--------------------------------------------------------------------------------
MON                6/12/2006     Purchase             365.00            31.9489
--------------------------------------------------------------------------------
Accounts           6/13/2006     Purchase           1,100.00            31.9489
--------------------------------------------------------------------------------
FOCUS              6/15/2006     Purchase             500.00              33.20
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                               (Page 5 of 6 Pages)
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CUSIP NO. 51827Q106                    13D                           PAGE 6 of 6
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 10, 2006


                                          CITY OF LONDON INVESTMENT GROUP PLC

                                          /s/ Barry M. Olliff
                                          --------------------------------
                                          Name: Barry M. Olliff
                                          Title: Director



                                          CITY OF LONDON INVESTMENT
                                          MANAGEMENT COMPANY LIMITED

                                          /s/ Barry M. Olliff
                                          --------------------------------
                                          Name: Barry M. Olliff
                                          Title: Director









                               (Page 6 of 6 Pages)